

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 21, 2017

<u>Via E-Mail</u>
Christopher J. Czarnecki
Chief Executive Officer
Broadstone Net Lease, Inc.
800 Clinton Square
Rochester, New York 14604

      Re: **Broadstone Net Lease, Inc.**
              Form 10-12G
              Filed April 24, 2017
              File No. 000-55774

Dear Mr. Czarnecki:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Tom Kluck

                        Tom Kluck
                        Legal Branch Chief
                        Office of Real Estate and
                        Commodities

cc: Aaron C. Hendricson, Alston & Bird LLP